Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the consolidated subsidiaries of Guaranty Bancshares, Inc., the names under which such subsidiaries do business, and the jurisdiction in which each was organized, as of the date of this prospectus. All subsidiaries are wholly-owned.

Subsidiaries of Guaranty Bancshares, Inc.

Name	Jurisdiction of Organization

Guaranty Bank & Trust, N.A.	United States
Guaranty (TX) Capital Trust II	Delaware
Guaranty (TX) Capital Trust III	Delaware
DCB Financial Trust I	Delaware

Subsidiaries of Guaranty Bank & Trust, N.A.

Name	Jurisdiction of Organization

Guaranty Company, Inc.	Texas
G B COM, Inc.	Texas
Pin Oak Realty Holdings, Inc.	Texas
Guaranty Bank & Trust Political Action Committee	Texas
2800 South Texas Avenue LLC	Texas

Subsidiaries of Pin Oak Realty Holdings, Inc.

Name	Jurisdiction of Organization

Pin Oak Energy Holdings, Inc.	Texas